                 SUBJECT TO COMPLETION, DATED FEBRUARY 4, 1997

PROSPECTUS SUPPLEMENT
     , 1997
(TO PROSPECTUS DATED JANUARY 9, 1997)                                      LOGO

                               6,000,000 SHARES

                      TRINET CORPORATE REALTY TRUST, INC.

                                 COMMON STOCK

  TriNet Corporate Realty Trust, Inc. (the "Company" or "TriNet") is a real estate investment trust ("REIT") that acquires, owns and manages predominantly office and industrial properties leased to major corporations nationwide, including corporate headquarters and strategically important distribution facilities. As of December 31, 1996, TriNet's portfolio consisted of 79 properties (the "Properties") located in 23 states, all of which were 100% leased.

  All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "TRI." On February 4, 1997, the reported last sale price of the Common Stock on the NYSE was $36 per share. See "Price Range of Common Stock and Distributions."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGES S-9 TO S-12 IN THIS PROSPECTUS SUPPLEMENT.

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE ACCOMPANYING PROSPECTUS.  ANY REPRESENTATION TO THE  CONTRARY IS A
     CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                                PRICE   UNDERWRITING   PROCEEDS
                                                TO THE DISCOUNTS AND    TO THE
                                                PUBLIC COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share......................................  $          $            $
Total(3)....................................... $          $            $
--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company estimated at approximately $1,000,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the
    Company will be $   , $    and $   , respectively. See "Underwriting."

  The shares of Common Stock offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made against payment therefor in New York, New
York on or about      , 1997.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION
                   GOLDMAN, SACHS & CO.
                                  MERRILL LYNCH & CO.
                                                J.P. MORGAN & CO.
                                                              SMITH BARNEY INC.

                      TriNet Corporate Realty Trust, Inc.

                         Property and Office Locations

         [map of United States showing property and office locations]

--------------------------------------------------------------------------------

                               Portfolio Summary

                      Based on Annualized Rents in Effect
                             at December 31, 1996

Portfolio by Location*                                Portfolio by Property Type

    [pie chart showing:]                                  [pie chart showing:]
        29% Pacific                                            58% Office
        20% Midwest                                            37% Industrial
        20% South Central                                       5% Retail
        20% Mid Atlantic
        11% South Atlantic

* Geographic breakdown is according to S&P guidelines.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless the context requires otherwise, all references in this Prospectus Supplement to "TriNet" or the "Company" refer to TriNet Corporate Realty Trust, Inc. and its subsidiaries on a consolidated basis. Except as otherwise indicated, (i) references to the Company's properties, tenants and rental income include the four properties owned by TriNet Sunnyvale Partners, L.P. (the "Sunnyvale Partnership"), a joint venture partnership of which the Company is the sole general partner, and the tenants and rental income of such properties and (ii) information contained herein is given as of December 31, 1996 and assumes that the Underwriters' over- allotment option is not exercised. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" starting on page S-9 of this Prospectus Supplement. The reader is cautioned, however, that the factors discussed in that section may not be exhaustive.

                                  THE COMPANY

  TriNet is a REIT that acquires, owns and manages predominantly office and industrial properties leased to major corporations nationwide, including corporate headquarters and strategically important distribution facilities. TriNet's leases typically provide for scheduled rent increases during their term and that tenants pay for most or all property operating expenses.

  As of December 31, 1996, TriNet's portfolio consisted of 79 Properties, including four Properties owned by the Sunnyvale Partnership, located in 23 states. All of the Properties are 100% leased. At December 31, 1996, the Company had 52 tenants, and the Company's largest single tenant accounted for approximately 8% of the Company's annualized rental income.

  From the consummation of its initial public offering in June 1993 (the "Initial Offering") through December 31, 1996, the Company acquired 55 properties for an aggregate purchase price of approximately $615.0 million. From December 31, 1995 to December 31, 1996, TriNet:

  . acquired 19 office and industrial Properties for an aggregate purchase price of approximately $250.0 million;
  . sold 36 properties for aggregate consideration of approximately $37.1 million, resulting in an aggregate gain to the Company of approximately $6.8 million;
  . increased aggregate annualized rental income by over 32%; and . diversified and improved the credit quality of its tenant base by adding
     18 new tenants through the acquisition of office and industrial
     Properties.

                       BUSINESS OBJECTIVE AND STRATEGIES

  The Company seeks to increase its income primarily by acquiring additional office and industrial properties, in either single property or multiple property transactions, and by negotiating leases containing scheduled rent increases. Its primary investment focus is the acquisition of strategically important office and industrial properties leased to major corporations. TriNet pursues three primary acquisition strategies: (i) structuring purchase/leaseback transactions with corporations; (ii) acquiring properties subject to existing leases; and (iii) assisting corporations and working with developers on build-to-suit transactions.

  In structuring purchase/leaseback transactions, TriNet seeks types of transactions and seller circumstances that will allow it to obtain favorable terms. For example, the Company focuses its purchase/leaseback activities on businesses that are trying to achieve corporate financial and strategic goals and objectives, including repayment of high-cost debt and obtaining infusions of working capital for growth, rather than on businesses that are simply solving specific real estate financing problems. In addition, the Company concentrates on businesses that possess strong or improving credit quality characteristics, successful operating histories, potential for growth, recognized business franchises and market presence. The Company believes that significantly less competition exists for purchase/leaseback transactions and net leased property acquisitions involving portfolios containing a number of properties located in more than one geographic region, and that its national presence, acquisition experience and access to capital allow it to compete effectively for such transactions.

  The Company seeks to include in its leases provisions such as periodic rent increases, operating and financial covenants, indemnities against environmental and other claims and security for lease payments such as guaranties from additional entities, letters of credit and cross-default provisions in multiple property transactions. Its tenants generally are responsible for most operating and capital expenses relating to the properties they occupy, including real estate taxes, utilities, insurance, maintenance and capital improvements. As a result, the Company's operating costs are lower than would be the case if it invested in properties that were not net leased.

  When underwriting a potential transaction, the Company undertakes analyses in each of the following areas: (i) real estate factors such as the current value of the property, present and anticipated local market conditions and the prospects for selling or re-tenanting the property on favorable terms in the event of a vacancy; (ii) the creditworthiness of the tenant and the need to obtain additional protection such as letters of credit and guarantees from other entities; and (iii) strategic factors such as the position of the prospective tenant in its industry, the strength of the prospective tenant's business franchise and the importance of the property to the prospective tenant's business.

  The Company employs experienced individuals with backgrounds in real estate and credit analysis, finance and asset management, who use established procedures and systems to identify, acquire and manage commercial real estate assets. TriNet's senior management team has developed an extensive network of contacts with bankers, brokers and senior corporate managers which it uses to identify new investment opportunities.

                              RECENT DEVELOPMENTS

  Acquisitions. During 1996, the Company acquired 19 Properties (the "1996 Acquired Properties") with an aggregate of approximately 3.3 million net rentable square feet for an aggregate purchase price of approximately $250.0 million. The 1996 Acquired Properties are expected to provide an approximately 11.1% unleveraged return on cost (computed as the weighted average property annual contractual net operating income from leases in place at the date of acquisition divided by total acquisition cost). The 1996 Acquired Properties are located primarily in the Company's current target markets, including the Denver, Colorado metropolitan area, the greater Dallas, Texas metropolitan area, northern California and the Greenville/Spartanburg area of South Carolina, which is one of the Company's newest target markets.

                            1996 ACQUIRED PROPERTIES

                                                                              NET
                                                                           RENTABLE
                                     PROPERTY               NO. OF          SQUARE
TENANT OR GUARANTOR                    TYPE               PROPERTIES STATE   FEET
WHOLLY-OWNED PROPERTIES
Federal Express Corpora-
 tion...................  Office/World HQ                      1      TN     241,927
Olympus America Inc. ...  Office/Corp. HQ                      1      NY     270,000
MJD Investments, Inc.
 (d/b/a "MJDesigns")....  Warehouse/Distribution/Corp. HQ      1      TX     510,654
Pure Atria Corporation..  Office/Corp. HQ                      1      CA     101,373
Galileo International
 Partnership............  Office                               1      CO     137,900
adidas America, Inc. ...  Warehouse/Distribution               1      SC     563,210
Lever Brothers Company..  Warehouse/Distribution               1      MO     402,192
Blue Cross & Blue Shield
 United of Wisconsin....  Office/Corp. HQ                      1      WI     229,888
Lucent Technologies
 Inc. ..................  Office                               1      CO     158,146
Lam Research Corpora-
 tion...................  Office/R&D                           1      CA     120,576
Fresenius USA, Inc. ....  Office/R&D                           1      CA      85,000
Northern Telecom Inc. ..  Office                               1      TX      60,000
Teradyne, Inc. .........  Office/R&D                           1      CA      60,000
Lockheed Martin Corpora-
 tion...................  Office/R&D                           1      PA     118,800
Frontier Corporation....  Office/Corp. HQ                      1      CO      55,310
                                                             ---           ---------
 Subtotal...............                                      15           3,114,976
SUNNYVALE PARTNERSHIP
 PROPERTIES
Mitsubishi Electronics
 America, Inc. .........  Office/Division HQ                   3      CA     181,715
National Semiconductor
 Corporation/Kanematsu
 USA Inc................  Office                               1      CA      33,766
                                                             ---           ---------
 Subtotal...............                                       4             215,481
                                                             ---           ---------
  Total.................                                      19           3,330,457
                                                             ===           =========

  Pending Acquisitions. The Company has an active acquisition program through which it continuously is engaged in identifying, negotiating and consummating property acquisitions. The Company's acquisition department typically is considering approximately $1.0 billion of property acquisition opportunities at any time. The Company has entered into contracts or non-binding letters of intent to acquire several properties (the "Pending Acquisitions"). The Pending Acquisitions are subject to completion of due diligence, approval by the Company's Board of Directors for certain of the acquisitions and a number of other contingencies. There can be no assurance that any of the Pending Acquisitions will be completed. The Pending Acquisitions include the following, which have an aggregate purchase price of approximately $172.3 million:

  . two office buildings, totaling 444,362 square feet, in Atlanta, Georgia leased to International Business Machines Corporation ("IBM") (388,104 square feet) and to three other tenants;

  . a 222,267 square foot office/research and development building in Dallas, Texas leased to IBM;

  . three buildings, totaling 442,000 square feet, in the RiverPark campus, located in the Boston, Massachusetts metropolitan area, consisting of a 200,000 square foot office/research and development, light manufacturing and warehouse building and a 150,000 square foot office building, both leased to Lotus Development Corporation, and a 92,000 square foot warehouse/distribution building leased to Central National-Gottesman, Inc.;

  . three buildings, totaling 309,144 square feet, in the Canyon Corporate Center, located in Anaheim, California, consisting of a 156,135 square foot office/research and development building which is the operations center of Los Angeles Cellular Telephone Company, a 100,049 square foot suburban office building which is a division headquarters of Experian CCN and a 52,960 square foot research and development building which is the corporate headquarters of Programmed Composites, Inc.;

  . a 222,636 square foot high-cube distribution center in the Baltimore, Maryland metropolitan area leased to Sunbelt Beverage Corporation;

  . a 121,068 square foot office/research and development building in the Dallas, Texas metropolitan area leased to Northern Telecom Inc.; and

  . a 100,024 square foot office/research and development building in San Jose, California leased to S-MOS Systems, Inc. and Seiko Epson.

  Pending Acquisitions Under Development. The Company has entered into contracts and non-binding letters of intent with third-party developers to acquire certain properties that are currently under development (the "Build-to-Suit Properties"). The Company's acquisition of the Build-to-Suit Properties is subject to the completion of construction, occupancy of the premises by the tenants (pursuant to leases that have already been executed by the parties) and the satisfaction of certain other conditions. The Build-to-Suit Properties include the following, which have an aggregate purchase price of approximately $92.5 million:

  . a 62,100 square foot office building currently under construction as a build-to-suit for Frontier Corporation in the Denver, Colorado metropolitan area, which the Company expects to acquire in June 1997;

  . a 261,700 square foot warehouse/distribution building currently under construction as a build-to-suit for Electronic Data Systems Corporation in the Dallas, Texas metropolitan area, which the Company expects to acquire in June 1997;

  . an existing 106,560 square foot office building, currently occupied by WellPoint Health Networks, Inc. ("WellPoint"), and an adjacent 111,000 square foot office building currently under construction as a build-to-suit for WellPoint in Thousand Oaks, California, both of which the Company expects to acquire in the fourth quarter of 1997;

  . a 170,000 square foot office building currently under construction as a build-to-suit for Hewlett-Packard Company near Denver, Colorado, which the Company expects to acquire in the fourth quarter of 1997; and

  . a 200,000 square foot North American headquarters building to be constructed as a build-to-suit for Nokia, Inc. in the Dallas, Texas metropolitan area, which the Company expects to acquire in the fourth quarter of 1997.

  The estimated completion dates for the Build-to-Suit Properties have been provided by the developers and are based on what the Company believes are reasonable assumptions in light of current conditions. However, construction delays could be experienced that might enable the tenant to refuse to occupy the property and allow TriNet to refuse to acquire the property.

  Property Dispositions. The Company continuously evaluates local market conditions and property-related factors and will sell a property when it believes it is to the Company's advantage to do so. During 1996, the Company sold 36 properties. Thirty-five of these properties were sold as part of the Company's strategy to reposition its portfolio by reducing its retail property holdings. In April 1996, the Company sold its retail property in Denham Springs, Louisiana to Schwegmann Giant Super Markets ("Schwegmann"), the former tenant, for approximately $1.3 million, which resulted in an immaterial gain. In November 1996, the Company sold its portfolio of 34 retail properties net leased to REX Stores Corporation ("REX"), comprising 408,586 square feet, for $24.8 million. The Company recognized a gain of approximately $6.2 million as a result of the sale. These retail property dispositions, combined with the acquisition of the 1996 Acquired Properties, reduced the overall portfolio rents from retail properties from 11.6% of total annual rents at December 31, 1995 to 5.0% of total annual rents at December 31, 1996. In addition, in July 1996, the Company sold a 124,950 square foot office building occupied by Linvatec Corporation ("Linvatec") and located in Largo, Florida for approximately $11.0 million. The Company recognized a gain of approximately $650,000 in connection with the sale. The proceeds of these dispositions were used primarily to reduce borrowings under the Company's $200.0 million unsecured revolving credit facility (the "Acquisition Facility").

  On March 21, 1996, a property leased to an affiliate of MacFrugal's Bargains.Closeouts, Inc. ("MacFrugal's") was destroyed by fire. On December 13, 1996, the Company received a $30.0 million cash settlement from MacFrugal's as compensation for the destruction of this warehouse/distribution building and as consideration for termination of the lease. Through December 13, 1996, the Company continued to receive rent payments from MacFrugal's in accordance with the lease. The Company used approximately $20.0 million of the proceeds from this cash settlement to partially repay the 1994 Mortgage Loan (as hereinafter defined) and used the approximately $10.0 million balance to reduce borrowings outstanding under the Acquisition Facility. The Company recognized an extraordinary gain of approximately $3.2 million from the settlement proceeds and an extraordinary charge of approximately $1.0 million due to early debt extinguishment. The $30.0 million cash settlement included a lease cancellation fee of $3.5 million.

  Financing Activities. On May 22, 1996, the Company completed a public offering of $100.0 million of its 7.30% Notes due May 15, 2001 (the "2001 Notes") and $50.0 million of its 7.95% Notes due May 15, 2006 (the "2006 Notes" and, together with the 2001 Notes, the "Notes"). The Notes are senior, unsecured obligations of the Company. The net proceeds of the offering of the Notes were used to repay outstanding borrowings, principally under the Acquisition Facility.

  On June 19, 1996, the Company completed a public offering of 2,000,000 shares of 9 3/8% Series A Cumulative Preferred Stock. The approximately $47.7 million in net proceeds were used to repay borrowings under the Acquisition Facility. Subsequently, on July 1, 1996, the Company borrowed $35.0 million under the Acquisition Facility to partially repay a $110.0 million term loan entered into in 1994 (the "1994 Mortgage Loan"). Following such repayment, the interest rate on the remaining balance of $75.0 million under the 1994 Mortgage Loan was reduced from the London Interbank Offered Rate ("LIBOR") plus 1.25% per annum to LIBOR plus 1.00% per annum. The 1994 Mortgage Loan is secured by first mortgage liens on 18 of the Properties. Additionally, as discussed above, approximately $20.0 million of the 1994 Mortgage Loan was repaid in December 1996.

  On August 13, 1996, the Company completed a public offering of 1,300,000 shares of 9.20% Series B Cumulative Preferred Stock. The approximately $31.1 million in net proceeds were used to repay borrowings under the Acquisition Facility.

  Effective September 30, 1996, the Company amended the Acquisition Facility to obtain a reduction of 30 basis points on the interest rate for outstanding borrowings, which reduced the interest rate to LIBOR plus 1.20% per annum. In addition, the commitment fee on the average undrawn commitment was reduced from 25 basis points to 20 basis points and the expiration date of the facility was extended by two years to October 3, 1999.

                                  THE OFFERING

Common Stock offered by the            6,000,000 shares
 Company............................

Common Stock to be outstanding
 after the Offering.................  19,966,667 shares (1)

Use of Proceeds.....................
                                      Approximately $102.2 million to repay
                                      borrowings under the Acquisition
                                      Facility and the balance to fund Pending
                                      Acquisitions and other future
                                      acquisitions and for general corporate
                                      purposes. See "Use of Proceeds."

NYSE Symbol.........................  TRI
--------------------
(1) As of December 31, 1996.

                      SUMMARY FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

  The following sets forth summary financial, operating and other data on an historical basis for the Company and, for periods prior to the Initial Offering, the properties that were owned by seven predecessor partnerships.

                                          YEAR ENDED DECEMBER 31,
                                -----------------------------------------------
                                  1996        1995      1994     1993    1992
OPERATING DATA:
Revenues:
 Rent.........................  $ 75,252    $ 56,199  $ 35,020 $ 17,511 $11,222
 Joint venture income.........       455         --        --       --      --
 Other........................     1,117         693       452      211     104
                                --------    --------  -------- -------- -------
 Total revenues...............    76,824      56,892    35,472   17,722  11,326
Expenses:
 General and administrative
  and property operating
  costs.......................     8,063       5,167     3,362    1,324     753
 Financing expenses (related
  parties)....................       --          --        --       433     933
 Financing expenses (other)...       --          --        --       --      207
 Interest (related parties)...       --          --        --     1,326   2,793
 Interest (other).............    20,768      17,329     6,726    2,883   2,082
 Depreciation and
  amortization................    16,358      14,162     9,472    4,989   3,729
 Provision for portfolio
  repositioning(1)............     6,800         --        --       --      --
                                --------    --------  -------- -------- -------
Income before gain on sale of
 real estate and extraordinary
 items........................    24,835      20,234    15,912    6,767     829
Gain on sale of real estate...     6,807         --        --       --      --
                                --------    --------  -------- -------- -------
Income before extraordinary
 items........................    31,642      20,234    15,912    6,767     829
Extraordinary gain from casu-
 alty loss....................     3,178         --        --       --      --
Extraordinary charge from
 early extinguishment of
 debt.........................    (2,191)     (9,561)      --       --      --
                                --------    --------  -------- -------- -------
Net income....................    32,629      10,673    15,912    6,767     829
Preferred dividend require-
 ment.........................    (3,646)        --        --       --      --
                                --------    --------  -------- -------- -------
Earnings available to common
 shares.......................  $ 28,983    $ 10,673  $ 15,912 $  6,767 $   829
                                ========    ========  ======== ======== =======
Earnings available per common
 share before extraordinary
 items, net of
 preferred dividend require-
 ment.........................  $   2.02    $   1.80  $   1.84
Extraordinary gain per common
 share........................      0.23         --        --
Extraordinary charge per com-
 mon share....................     (0.16)      (0.85)      --
                                --------    --------  --------
Earnings available per common
 share........................  $   2.09    $   0.95  $   1.84
                                ========    ========  ========
Weighted average number of
 common shares outstanding (in
 thousands)...................    13,864      11,219     8,647
                                ========    ========  ========
OTHER DATA:
Funds from operations(2)......  $ 41,551    $ 30,642  $ 22,380 $ 10,440 $ 3,845
Total Properties (at end of
 period)......................        79          97        82       67      42
Total net rentable sq. ft. (at
 end of period, in
 thousands)...................    12,295      10,747     8,590    5,851   1,834
BALANCE SHEET DATA (AT END OF
 PERIOD):
Real estate, before
 accumulated depreciation.....  $697,517(3) $538,717  $377,522 $221,477 $91,066
Total assets..................   708,238     559,727   401,241  229,099  86,277
Total unsecured debt..........   251,918      77,000       --       --      --
Total secured debt............    55,013     167,750   204,415  114,912  88,302
Total liabilities.............   342,190     270,387   214,554  120,151  92,326
Stockholders' equity (net
 deficit).....................   366,048     289,340   186,687  108,948  (6,049)

--------------------
(1) This provision relates to the Company's four retail Properties leased to Schwegmann. Effective October 1, 1996, the Company ceased recognizing straight-line rental income from three of the Schwegmann Properties. See "Risk Factors--Financial Difficulties of One of the Company's Tenants."
(2) Funds from operations has been calculated in accordance with the National Association of Real Estate Investment Trusts, Inc.'s definition of "funds from operations," that is, net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization (in each case only on real estate related assets) and after adjustments for unconsolidated partnerships and joint ventures, less preferred stock dividends. Funds from operations should not be considered as a substitute for net income as an indication of the Company's performance or as a substitute for cash flow as a measure of its liquidity. Straight-line rent adjustments for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were $4,824, $4,226, $2,917, $1,301 and $408, respectively.
(3) Does not include the four Properties owned by the Sunnyvale Partnership.

                                 RISK FACTORS

  An investment in the Common Stock involves various risks. In addition to general investment risks and those factors set forth elsewhere herein, prospective investors should consider, among other things, the following risk factors:

RISKS ASSOCIATED WITH BORROWING

  The Company currently uses and intends to continue using leverage to increase the Company's rate of return on its investments and allow the Company to make more investments than it otherwise could. Such use of leverage presents an additional element of risk in the event that the cash flow from lease payments on its properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code").

  The Company has financed the acquisition of the Properties in part, and may finance future investments, with debt obligations that provide for the repayment of principal in a lump-sum or "balloon" payment at maturity. Borrowings under the 2001 Notes, the 2006 Notes, the Acquisition Facility and the 1994 Mortgage Loan require payments of interest only until maturity on May 15, 2001, May 15, 2006, October 8, 1999 and December 1, 2004, respectively. The ability to repay such indebtedness at maturity or otherwise may depend on the ability of the Company or its subsidiaries either to refinance such indebtedness or to sell properties. The Company has no commitments with respect to refinancing any such balloon payments, and there can be no assurance that such refinancing will be available, that such a sale will occur or that such refinancing or sale will be available on reasonable terms and conditions.

  The 1994 Mortgage Loan and the Acquisition Facility bear interest at a floating rate tied to LIBOR. Increases in the interest rates under the 1994 Mortgage Loan and the Acquisition Facility, to the extent not mitigated by interest rate protection agreements, could adversely affect the amount of cash available for distribution to the Company's stockholders. At December 31, 1996, the Company had no exposure to floating interest rates.

REAL ESTATE INVESTMENT RISKS

  Real property investments are subject to a number of risks. For example, under certain leases the Company is responsible for certain capital improvements such as roof replacement and major structural improvements. In addition, to the extent that the Company's lease for a property is not a triple net lease, the Company will have greater expenses associated with that property and will bear some or all of the risk of any increase in such expenses, unless the lease provides for a rent adjustment based on escalations in operating expenses. Similarly, adverse economic conditions could affect the ability of a tenant to make its lease payments, resulting in a reduction in the cash flow of the Company and a decrease in the value of the property leased to such tenant in the event the lease is terminated and the Company is unable to lease the property to another tenant on similar or better terms, or at all. In addition, demand for rental space in a particular market may be weak at the end of a lease term, which could prevent the Company from leasing the property to another tenant on favorable terms, or at all. In any such case, the Company could not only lose the cash flow from such property, but in order to prevent a foreclosure, also might divert cash flow generated by other properties to meet mortgage payments, if any, and pay other expenses associated with owning the property with respect to which the default or expiration occurred. Furthermore, the Company may enter into or acquire net leases with corporate tenants for properties that are specially suited to the needs of a particular tenant, and this may be the case with certain of the Properties. Such a property may require renovations or lease payment concessions in order to lease it to another tenant if the initial lease is terminated or not renewed.

  Although the Company seeks to acquire properties which it believes are strategically important to the ongoing operations of the tenants, the changing operational circumstances of the Company's tenants may alter the importance of the leased properties to their businesses. The level of ongoing strategic importance of any given property to a tenant may affect the probability of lease renewal by such tenant and, therefore, could have an adverse impact on the Company's financial performance.

  The financial failure of a tenant could cause the tenant to become the subject of bankruptcy proceedings. Under bankruptcy law, a tenant has the option of assuming (continuing) or rejecting (terminating) an unexpired lease. If the tenant assumes its lease with the Company, the tenant must cure all defaults under the lease and provide the Company with adequate assurance of its future performance under the lease. If the tenant rejects the lease, the Company's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments). In a purchase/leaseback transaction it is also possible, depending on the terms of the transaction, that a bankruptcy court could recharacterize a purchase/leaseback transaction as a secured lending transaction. If a transaction were recharacterized as a secured lending transaction, the Company would not be treated as the owner of the property, but might have certain additional rights as a secured creditor.

TENANT CONCENTRATION

  To the extent TriNet has a significant concentration of rental revenues from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on the Company. At December 31, 1996, TriNet had leases with a total of 52 tenants. At such date, the Company's five largest tenants collectively accounted for approximately 31% of the Company's annualized rental income. For a list of the Company's tenants, see "The Properties."

FINANCIAL DIFFICULTIES OF ONE OF THE COMPANY'S TENANTS

  One of the Company's tenants, Schwegmann, is experiencing financial difficulties due to an increasingly competitive grocery retailing environment. The Company owns four Properties leased to Schwegmann, which represented approximately 5% of annualized rental revenues as of December 31, 1996. In consideration of the Company's focus on decreasing its retail property holdings and in response to Schwegmann's deteriorating financial condition, the Company recorded a provision for portfolio repositioning in its financial statements as of December 31, 1996 in the amount of $6.8 million. Schwegmann recently curtailed operations at two of the Properties as a cost savings measure, and is working with the Company to explore possible sale or subleasing options for these Properties to alternative retail users. While to date Schwegmann has met its rental obligations to the Company, there can be no assurance of timely or continued payments in the future. To the extent that Schwegmann is unable, because of its financial condition, to make required lease payments to the Company or seeks protection under bankruptcy laws, there can be no assurance that the Company's reserve of $6.8 million will be adequate. In addition, if Schwegmann were to seek such protection, there can be no assurance that all or any of the Company's leases with Schwegmann would be assumed.

REIT QUALIFICATION REQUIREMENTS

  The Company currently intends to qualify as a REIT under the relevant provisions of the Code. To obtain the favorable tax treatment associated with the REIT provisions of the Code, the Company generally is required each year to distribute to its stockholders at least 95% of its REIT taxable income. In addition, the Company is subject to a 4% nondeductible excise tax on any amount by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed ordinary income or capital gain net income from the preceding calendar year.

  To comply with the 95% distribution requirement and to avoid the 4% nondeductible excise tax, the Company intends to make distributions to stockholders of substantially all of its taxable income at least annually. The Company anticipates that the cash flow available from operations will be sufficient to enable it to pay its operating expenses and meet this distribution requirement, but no assurance can be given in this regard. In addition, differences in timing between the actual receipt of income and payment of expenses in calculating taxable income could require the Company to borrow funds to meet the stockholder distribution requirements that are necessary to achieve the tax benefits associated with a qualifying REIT.

  Failure of the Company in any taxable year to qualify as a REIT will render the Company subject to tax on its taxable income at regular corporate rates, and distributions to stockholders in any nonqualifying years will not be deductible by the Company. If the Company's status as a REIT is terminated, the Company generally would not be eligible to elect REIT status again prior to the fifth taxable year following the year in which its REIT status is terminated. An exception to this general five-year rule exists if, among other things, the Company can satisfy the Internal Revenue Service that its failure to qualify as a REIT was due to reasonable cause and not to willful neglect of the qualification provisions of the Code. The additional tax liability of the Company for the year or years involved would reduce the net earnings of the Company and could adversely affect its ability to pay distributions to its stockholders. The Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable taxes.

POTENTIAL ENVIRONMENTAL LIABILITIES

  Under various federal, state and local environmental laws, regulations and ordinances, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic chemicals, substances or waste or petroleum product or waste (collectively, "Hazardous Materials") releases on, under, in or from such property, and may be held liable to governmental entities or to third parties for certain damage and for investigation and cleanup costs incurred by such parties in connection with the release or threatened release of Hazardous Materials. Such laws typically impose responsibility and liability without regard to whether the owner knew of or was responsible for the presence of Hazardous Materials, and the liability under such laws has been interpreted to be joint and several under certain circumstances. The Company's leases generally provide that the tenant is responsible for all environmental liabilities and for compliance with environmental regulations relating to the tenant's operations. Such a contractual arrangement does not eliminate the Company's statutory liability or preclude claims against the Company by governmental authorities or persons who are not parties to such an arrangement. Contractual arrangements in the Company's leases may provide a basis for the Company to recover from the tenant damages or costs for which the Company has been found liable.

  The costs of investigation and cleanup of Hazardous Materials on, under, in or from property can be substantial, and the fact that the property has had a release of Hazardous Materials, even if remediated, may adversely affect the value of the property and the owner's ability to sell or lease the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on a property in favor of the government for damages and costs it incurs in connection with the release or threatened release of Hazardous Materials, and certain state environmental laws provide that such a lien has priority over all other encumbrances on the property or that a lien can be imposed on other property owned by the responsible party. Finally, the presence of Hazardous Materials on a property could result in a claim by a private party for personal injury or a claim by a neighboring property owner for property damage.

  Other federal, state and local laws and regulations govern the removal or encapsulation of asbestos- containing material when such material is in poor condition or in the event of building remodeling, renovation or demolition. Still other federal, state and local statutes, regulations and ordinances may require the removal or upgrading of underground storage tanks that are out of service or out of compliance. In addition, federal, state and local laws, regulations and ordinances may impose prohibitions, limitations and operational standards on, or require permits, approvals and notifications in connection with, the discharge of wastewater and other water pollutants, the emission of air pollutants and operation of air polluting equipment, the generation and management of Hazardous Materials, and workplace health and safety. Non-compliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. Furthermore, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that the Company, as the owner of the property, could be held accountable by governmental authorities for such violation and could be required to correct the violation.

  The Company typically undertakes an investigation of potential environmental risks when evaluating an acquisition. Where warranted, Phase I and/or Phase II assessments are performed by independent environmental consulting and engineering firms. Phase I assessments do not involve subsurface testing, whereas Phase II assessments involve some degree of soil and/or groundwater testing. The Company may acquire a property which is known to have had a release of Hazardous Materials in the past, subject to a determination of the level of risk and potential cost of remediation. The Company normally requires property sellers to fully indemnify it against any environmental problem existing as of the date of purchase. Additionally, the Company normally structures its leases to require the tenant to assume all responsibility for environmental compliance or environmental remediation relating to the tenant's operations and to provide that non-compliance with environmental laws is deemed a lease default. In certain instances, the Company may also require a cash reserve, a letter of credit or a guarantee from the tenant, the tenant's parent company or a third party to assure lease compliance and funding of remediation. The value of any of these protections depends on the amount of the collateral and/or financial strength of the company providing the protection.

  Some of the Properties are located in urban and industrial areas where fill or current or historic industrial uses of the areas may have caused site contamination at the Properties. In addition, the Company is aware of environmental conditions at certain of the Properties that require some degree of remediation. All such environmental conditions are primarily the responsibility of the respective tenants under their leases. The Company and its consultants estimate that the aggregate cost of addressing environmental conditions known to require remediation at the Properties is approximately $2.0 million, the majority of which is covered by existing letters of credit and corporate guarantees. The Company believes that its tenants are taking or will soon be taking all required remedial action with respect to any material environmental conditions at the Properties. However, the Company could be responsible for some or all of these costs if one or more of the tenants fails to perform its obligations or to indemnify the Company. Furthermore, no assurance can be given that the environmental assessments that have been conducted at the Properties have disclosed all environmental liabilities, that any prior owner did not create a material environmental condition not known to the Company, or that a material condition does not otherwise exist as to any of the Properties.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

  The Company's Common Stock is traded on the NYSE under the symbol "TRI." The high and low sales prices per share of Common Stock and the distributions declared per share of Common Stock are set forth below for the periods indicated.

                                                     PRICE RANGE
                                                   OF COMMON STOCK DISTRIBUTIONS
                                                   --------------- DECLARED PER
                                                    HIGH     LOW       SHARE
Year Ended December 31, 1995:
  1st Quarter..................................... $29 3/8 $26         $0.61
  2nd Quarter.....................................  29 1/4  24 1/4      0.61
  3rd Quarter.....................................  29 1/2  26 7/8      0.61
  4th Quarter.....................................  29 1/2  26          0.62
Year Ended December 31, 1996:
  1st Quarter..................................... $30 3/8 $27         $0.62
  2nd Quarter.....................................  30 7/8  27 1/8      0.62
  3rd Quarter.....................................  32 3/8  29 1/8      0.62
  4th Quarter.....................................  35 1/2  31 1/8      0.63
Year Ending December 31, 1997:
  1st Quarter through February 4, 1997............ $36 3/4 $34 3/8     $ --

  The reported last sale price of the Common Stock on the NYSE on February 4, 1997 was $36 per share. As of February 3, 1997, there were 369 record holders of Common Stock. The transfer agent and registrar for the Common Stock is KeyCorp Shareholder Services, Inc. of Cleveland, Ohio.

  Prior to the consummation of the Initial Offering, the Company did not pay any distributions to its stockholders. Since the consummation of the Initial Offering, the Company has paid regular and uninterrupted distributions. The Company intends to continue to declare quarterly distributions on its Common Stock. No assurance, however, can be given as to the amounts or timing of future distributions, as such distributions are subject to the Company's earnings, financial condition, capital requirements and such other factors as the Company's Board of Directors deems relevant.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are expected to be approximately $203.8 million (approximately $234.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $102.2 million of such net proceeds to repay borrowings under the Acquisition Facility, which were incurred principally to finance acquisition activities, and the balance of $101.6 million (approximately $132.3 million if the Underwriters' over-allotment option is exercised in full) to finance Pending Acquisitions and other future acquisitions and for general corporate purposes. As of February 4, 1997, the Acquisition Facility, which matures on October 8, 1999, bore interest at a weighted average interest rate of 6.92% per annum, and approximately $102.2 million was outstanding thereunder.

  Pending the above uses, the net proceeds may be invested in short-term income producing investments such as investment grade commercial paper, government and government agency securities, money market funds that invest in government securities, certificates of deposit, interest-bearing bank accounts and mortgage loan participations.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996, and as adjusted to give effect to the Offering and the application of a portion of the net proceeds therefrom to repay borrowings under the Acquisition Facility. This information should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into the accompanying Prospectus.

                                                     AS OF DECEMBER 31, 1996
                                                     --------------------------
                                                          (IN THOUSANDS)
                                                       ACTUAL      AS ADJUSTED
Debt:
  1994 Mortgage Loan................................ $    55,013   $    55,013
  Acquisition Facility..............................     102,200           --
  7.30% Notes due 2001..............................     100,000       100,000
  7.95% Notes due 2006..............................      50,000        50,000
  Debt discount.....................................        (282)         (282)
                                                     -----------   -----------
    Total debt......................................     306,931       204,731
                                                     -----------   -----------
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
   authorized, 3,300,000 shares issued and
   outstanding (aggregate liquidation preference
   $82,500,000).....................................          33            33
  Common stock, $.01 par value, 40,000,000 shares
   authorized, 13,966,667
   shares issued and outstanding; 19,966,667 shares
   issued and outstanding as adjusted (1)...........         139           199
  Paid-in capital...................................     394,852       598,560
  Accumulated deficit...............................     (28,976)      (28,976)
                                                     -----------   -----------
    Total stockholders' equity......................     366,048       569,816
                                                     -----------   -----------
    Total capitalization............................ $   672,979   $   774,547
                                                     ===========   ===========

---------------------
(1) Excludes 923,833 shares issuable upon the exercise of outstanding options granted to officers and directors of the Company, including those granted under the Company's stock incentive plans.

                                  THE COMPANY

GENERAL

  The Company is a self-administered and self-managed REIT that acquires, owns and manages predominantly office and industrial properties leased to major corporations nationwide, including corporate headquarters and strategically important distribution facilities. The Company believes that operating a national portfolio of real estate reduces the risk of exposure to economic downturns in any one market. Within its current national operating strategy, TriNet's acquisition efforts are focused on markets with growing employment, increasing real estate occupancy rates and rising rents. TriNet owns 79 properties totaling more than 12 million square feet in 23 states. All of the Properties are 100% leased.

  TriNet generally seeks to include provisions in its leases that place on its tenants, to the greatest extent possible, the economic costs of ownership of its properties (such as real property taxes and assessments, insurance, operating expenses, responsibility for structural repairs and maintenance, and the duty to restore or relinquish to TriNet any insurance proceeds or condemnation awards, in case of casualty or condemnation). In some cases, TriNet has agreed to retain responsibility for some of these obligations. As used herein, the terms "triple net lease" and "net lease" refer to leases in which the tenant is responsible for all or most of such obligations.

  The Company also seeks to include in its leases, (i) clauses providing for periodic rent increases, either fixed or based on an index, such as the All Urban Consumer Price Index, (ii) change of control and restrictive operating and financial covenants, (iii) covenants providing that the tenant must indemnify the Company against environmental and other contingent liabilities (although such lease provisions may not entirely protect the Company as an owner in the event of a tenant's inability to satisfy an adverse judgement),
(iv) guarantees from parent companies or other parties, (v) additional security through recourse to other assets or letters of credit and (vi) cross-default provisions in leases in multiple property transactions.

  The Company was incorporated under the laws of the State of Maryland on March 4, 1993. The Company's principal executive offices are located at Four Embarcadero Center, Suite 3150, San Francisco, California 94111, and its telephone number is (415) 391-4300. The Company also maintains regional offices in Florida and Pennsylvania.

BUSINESS STRATEGIES

 INTERNAL GROWTH STRATEGY

  TriNet seeks to grow its income internally by negotiating leases which have scheduled rent increases and by renegotiating expiring leases at higher rents.

 EXTERNAL GROWTH STRATEGY

  TriNet acquires new properties and increases rent income by focusing on three primary acquisition strategies: (i) structuring purchase/leaseback transactions with corporations; (ii) acquiring properties subject to existing leases; and (iii) working with corporations and developers on build-to-suit transactions. Since the Initial Offering, TriNet has completed over $615.0 million in acquisitions.

  In a typical purchase/leaseback transaction, TriNet purchases the land and building from an operating company and simultaneously leases them back to the operating company under a long-term (i.e., more than five years) operating lease. These transactions are structured to provide TriNet with a consistent stream of income which typically increases periodically pursuant to the lease. In addition, TriNet may realize a capital gain if the property appreciates in value. A purchase/leaseback transaction enables an operating company (the seller/tenant) to realize the value of its owned real estate while continuing occupancy on a long-term basis. A purchase/leaseback transaction also may provide the seller with accounting, earnings and market value benefits.

For example, the lease on a property may be structured by the operating company as an off-balance sheet operating lease, consistent with generally accepted accounting principles, which may increase the seller's earnings, net worth and borrowing capacity.

  In addition to purchase/leaseback transactions, the Company also acquires properties that are subject to existing net leases where the Company believes the terms are favorable.

  The Company seeks to negotiate with third-party developers and corporations to acquire properties under development. In these transactions, TriNet typically acquires the property after construction is completed, subject to certain conditions, which generally include: (i) completion of the building within a specified period of time; (ii) execution of a lease; (iii) receipt of a certificate of occupancy; and (iv) the tenant's occupancy of the building. TriNet currently has contracts and a non-binding letter of intent with developers with respect to six Build-to-Suit Properties totaling $92.5 million.

 INVESTMENT FOCUS

  In acquiring properties, the Company seeks types of transactions and seller circumstances that will allow it to obtain favorable terms, including:

  Market Focus. Pursuant to its national operating strategy, the Company focuses its acquisition efforts on markets with growing employment, increasing real estate occupancy rates and rising rents. The Company's current target markets include, for example, northern California and the metropolitan areas of Denver, Colorado and Dallas, Texas, in all of which markets the Company completed acquisitions in 1996.

  Corporate Finance Solutions. The Company focuses its purchase/leaseback activities on businesses that are trying to achieve corporate financial and strategic goals and objectives, including repayment of high-cost debt and obtaining infusions of working capital for growth, rather than on businesses that are simply solving specific real estate financing problems.

  Tenant Credit Characteristics. The Company concentrates on businesses that possess strong or improving credit quality characteristics, successful operating histories, potential for growth, recognized business franchises and market presence. The Company will consider transactions with tenants of diverse credit quality provided the real estate meets the Company's standards and the Company believes that the property is strategically important to the prospective corporate tenant. The Company's tenants may include public and private companies which may be unrated or rated investment grade or below investment grade.

  Multiple Property Transactions. The Company believes that there is significantly less competition for purchase/leaseback transactions and net leased property acquisitions involving portfolios containing a number of properties located in more than one geographic region. The Company believes that its national presence, acquisition experience and access to capital allow it to compete effectively for such transactions.

 UNDERWRITING EXPERTISE

  In underwriting a purchase/leaseback transaction or the purchase of a property subject to an existing net lease, the Company undertakes the following analyses, each of which the Company believes is critical to the long-term profitability of the investment:

  Real Estate Analysis. The Company evaluates the value of the property, present and anticipated conditions in the local real estate market and the prospects for selling or re-tenanting the property on favorable terms in the event of a vacancy. The Company seeks to acquire general purpose commercial properties that can accommodate single or multiple tenants and that may be easily re-leased to new tenants without significant new investment by TriNet.

  Tenant Credit Analysis. The Company evaluates the prospective tenant's business and financial outlook to determine the prospective tenant's ability to meet its ongoing obligations under the lease and the need to obtain additional security for these obligations, such as letters of credit and guarantees from parent companies or other parties.

  Strategic Factors. The Company evaluates a number of strategic factors, including the position of the prospective tenant in its industry, the strength of the prospective tenant's business franchise and the importance of the property to the prospective tenant's business.

OPERATING AND FINANCING STRATEGIES

  The Company monitors, on an ongoing basis, compliance by its tenants with their lease obligations and the factors that could affect the financial performance of each of its properties. The Company reviews periodic financial statements with respect to each of its tenants and undertakes regular physical inspections of the condition and maintenance of its properties. The Company also monitors real estate market conditions, including market rents and occupancy trends, in the areas where its properties are located. The Company will respond to changes in such market conditions as appropriate, including by negotiating to extend the lease terms or by selling the property subject to the existing lease.

  The Company's tenants generally are responsible for most operating and capital expenses relating to the properties they occupy, including real estate taxes, utilities, insurance, maintenance and capital improvements. As a result, the Company's operating costs are lower than would be the case if it invested in properties that were not net leased.

  Consistent with its investment policies, the Company employs leverage, when available on favorable terms, in connection with funding purchase/leaseback transactions and acquiring net leased properties to enable it to acquire more properties than it otherwise could. The Company seeks to maintain its operating flexibility and reduce its financing costs through unsecured borrowings, such as the Acquisition Facility and the Notes, and by reducing its funds from operations ("FFO") payout ratio over time as FFO increases. The Company believes that to facilitate a clear understanding of the operating results of the Company, FFO should be examined in conjunction with net income. The definition of FFO was clarified in the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") White Paper, adopted by the NAREIT Board of Governors on March 3, 1995, as net income (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization (in each case only on real estate related assets), less preferred stock dividends, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. FFO should not be considered as a substitute for net income as an indication of the Company's performance or as a substitute for cash flow as a measure of its liquidity.

                                THE PROPERTIES

  As of December 31, 1996, the Company's portfolio consisted of 79 Properties, all of which were 100% leased. The Properties include office (including research and development), industrial (e.g., warehouse and distribution) and retail facilities, which are located in 23 states and are leased to tenants in a variety of industries. Set forth below is certain information relating to the Properties.

                                                                                                           PERCENT
                                                                                 NET RENTABLE   CURRENT    OF TOTAL
                                      PROPERTY               NO. OF                 SQUARE    TOTAL ANNUAL  ANNUAL
 TENANT OR GUARANTOR                    TYPE               PROPERTIES   STATE        FEET       RENTS(1)    RENTS
 WHOLLY-OWNED PROPERTIES
 AT&T Corporation(2).....  Office/Corp. HQ                      2       FL, NJ       466,002  $ 6,766,032     8.22%
 Unisys Corporation......  Office                               3       IL, PA       755,157    6,171,000     7.50%
 Schwegmann Giant Super
  Markets(3).............  Retail                               4         LA         381,933    4,137,796     5.03%
 Caterair International
  Corporation............  Industrial/Distribution             12      7 states      493,617    4,124,376     5.01%
 Federal Express
  Corporation(4).........  Office/World HQ                      1         TN         241,927    3,991,796     4.85%
 GATX Logistics, Inc.....  Warehouse/Distribution               6         NY       1,135,500    3,260,756     3.96%
 Olympus America Inc. ...  Office/Corp. HQ                      1         NY         270,000    2,929,209     3.56%
 Volkswagen of America,
  Inc....................  Distribution Centers                 3     CA, FL, IL     628,716    2,864,000     3.48%
 NIKE, Inc...............  Warehouse/Distribution               1         TN         812,697    2,247,405     2.73%
 MJD Investments, Inc.
  (d/b/a "MJDesigns")....  Warehouse/Distribution/Corp. HQ      1         TX         510,654    2,173,000     2.64%
 Pure Atria Corporation..  Office/Corp. HQ                      1         CA         101,373    2,128,800     2.58%
 Ralphs Grocery Company..  Warehouse/Distribution               1         CA         272,236    2,128,770     2.58%
 SPX Corporation.........  Office/Corp. HQ                      2         MI         214,454    1,937,500     2.35%
 Galileo International
  Partnership............  Office                               1         CO         137,900    1,877,547     2.28%
 adidas America, Inc.....  Warehouse/Distribution               1         SC         563,210    1,856,445     2.25%
 Lever Brothers Company..  Warehouse/Distribution               1         MO         402,192    1,724,392     2.10%
 Blue Cross & Blue Shield
  United of Wisconsin ...  Office/Corp. HQ                      1         WI         229,888    1,609,600     1.96%
 Unison Industries,
  L.P. ..................  Office/Corp. HQ                      1         FL         135,000    1,554,243     1.89%
 Primerica Life Insurance
  Company................  Office/Regional HQ                   1         GA         190,000    1,425,000     1.73%
 Lucent Technologies
  Inc. ..................  Office                               1         CO         158,146    1,344,241     1.63%
 Certified Grocers of
  California, Ltd........  Office/Corp. HQ                      1         CA         108,000    1,293,750     1.57%
 PNC Mortgage Corporation
  of America, Inc.(5)....  Office/Corp. HQ                      1         IL         102,208    1,265,335     1.54%
 First Health Strategies,
  Inc. ..................  Office/Corp. HQ                      1         UT         173,107    1,245,046     1.51%
 Microsoft
  Corporation(6).........  Office                               1         TX          87,635    1,226,890     1.49%
 Sears Logistics
  Services(7) ...........  Warehouse/Distribution               1         OH         398,471    1,217,432     1.48%
 Cirrus Logic, Inc.......  Office/R&D/Corp. HQ                  2         CA         121,582    1,207,104     1.47%
 TRW, Inc. ..............  Office                               1         CA         124,400    1,179,924     1.43%
 Nissan Motor Acceptance
  Corporation ...........  Office                               1         TX         174,421    1,159,635     1.41%
 Lam Research
  Corporation............  Office/R&D                           1         CA         120,576    1,157,530     1.41%
 Lockheed Martin
  Aerospace Corporation..  Office/Division HQ                   1         CA         174,600      987,694     1.20%
 REX Stores Corporation..  Warehouse/Distribution/Corp. HQ      1         OH         345,325      799,248     0.97%
 Tech Data Corporation...  Warehouse/Distribution               1         IN         225,000      783,750     0.95%
 Fresenius USA, Inc......  Office/R&D                           1         CA          85,000      739,500     0.90%
 Universal Technical
  Institute..............  Office/Corp. HQ                      1         AZ         106,763      729,157     0.89%
 Deluxe Corporation......  Office                               1         MN          73,150      694,560     0.84%
 Northern Telecom Inc....  Office                               1         TX          60,000      690,332     0.84%
 Dunham's Athleisure
  Corporation............  Warehouse/Distribution               1         IN         249,920      647,500     0.79%
 Teradyne, Inc...........  Office/R&D                           1         CA          60,000      540,000     0.66%
 Kelley-Clarke, Inc. ....  Office/Regional HQ                   1         CA          44,000      534,864     0.65%
 Compaq Computer
  Corporation ...........  Warehouse/Distribution               1         TX         251,850      513,774     0.62%
 Northern States Power
  Company................  Office/Operations Center             1         MN          41,574      509,282     0.62%
 Arrow Electronics,
  Inc....................  Warehouse/Distribution               1         CO         119,200      500,482     0.61%
 HomeSide Lending, Inc...  Office                               1         FL          49,344      479,047     0.58%
 Uarco Incorporated......  Warehouse/Distribution               1         IL         140,000      478,800     0.58%
 ArtLine, Inc. ..........  Warehouse/Corp. HQ                   1         IL         172,846      475,326     0.58%
 Fluid Systems
  Corporation............  Office/R&D/Corp. HQ                  1         CA          90,500      470,000     0.57%
 Lockheed Martin
  Corporation(8) ........  Office/R&D                           1         PA         118,800      469,260     0.57%
 PepsiCo, Inc.(9)........  Warehouse/Distribution               1         KS         105,600      353,040     0.43%
 Frontier
  Corporation(10)........  Office/Corp. HQ                      1         CO          55,310      345,847     0.42%
                                                              ---                 ----------  -----------   ------
 Subtotal................                                      75                 12,079,784   78,946,017    95.91%
 SUNNYVALE PARTNERSHIP
  PROPERTIES (11)
 Mitsubishi Electronics
  America, Inc...........  Office/Division HQ                   3         CA         181,715  $ 2,878,366     3.50%
 National Semiconductor
  Corporation/
  Kanematsu USA Inc......  Office                               1         CA          33,766      480,841     0.59%
                                                              ---                 ----------  -----------   ------
 Subtotal................                                       4                    215,481    3,359,207     4.09%
                                                              ---                 ----------  -----------   ------
  Total..................                                      79                 12,295,265  $82,305,224   100.00%
                                                              ===                 ==========  ===========   ======

---------------------
(1) Contractual rent payments on a cash basis not taking into account a straight-line method of accounting. Annual rent is calculated by multiplying monthly rent in effect at December 31, 1996 by 12.
(2) AT&T is the lessee under one lease and the guarantor under the other lease, for which the lessee is AT&T Capital Corporation. The annual rent at December 31, 1996 for the property leased to AT&T includes $481,212 during the initial term of the lease for tenant improvements made by the previous landlord. The annual rent at December 31, 1996 for the Property leased to AT&T Capital Corporation has been calculated before deducting an annual management incentive fee payable to a third-party property manager, which the Company estimates is currently $750,000.
(3) In the event that Schwegmann determines to permanently vacate any of these Properties, it must offer to repurchase such Property at the greater of TriNet's original purchase price or fair market value (subject to the lease, including extension options), and if TriNet elects not to sell the Property to Schwegmann, the lease for such Property will terminate. In addition, Schwegmann has an option to purchase all of these Properties during a two-year period commencing in July 2003 at TriNet's original purchase price plus a fixed return and also has an option to purchase all of these properties at the end of the initial lease term at a purchase price equal to the greater of TriNet's original purchase price plus a fixed return or fair market value (subject to the lease, including extension options).
(4) The Company has a maximum annual obligation under the lease for operating expenses and taxes of $1,451,562.
(5) This Property was subleased to Komatsu America International Company ("Komatsu") effective July 29, 1996. Komatsu has executed a direct lease with the Company that commences in July 2002.
(6) The Company has a maximum annual obligation under the lease for operating expenses of $526,634.
(7) The Company has a maximum annual obligation under the lease for taxes and insurance of $134,518.
(8) Chesapeake Park, Inc., a subsidiary of Lockheed Martin Corporation, is the lessee. Lockheed Martin Corporation, which occupies the Property, is not a guarantor on the lease.
(9) The Company holds fee title to the land and a leasehold interest in the building for this Property.
(10) This Property is occupied by ConferTech International, Inc., a subsidiary of the lessee, Frontier Corporation. Concurrently with the acquisition of this Property, the Company entered into an agreement to purchase a second office building that is being constructed as a build-to-suit for Frontier Corporation. The build-to-suit property will comprise approximately
     62,100 square feet upon completion, which is expected in June 1997.
(11) In connection with the acquisition of the Sunnyvale Research Center, comprised of four office properties, the Sunnyvale Partnership assumed $17.0 million of non-recourse first mortgage debt owed to Chase Manhattan Bank. The Sunnyvale Partnership's limited partnership agreement places certain restrictions on the Sunnyvale Partnership's ability to sell the acquired Properties prior to June 1998. The Company owns approximately
     45% of the equity interests in the Sunnyvale Partnership. The limited partners of the Sunnyvale Partnership are entitled to receive from the Sunnyvale Partnership's distributable cash a priority return currently equal to approximately 9% per annum on their approximately $7.6 million investment with further distributions made to the Company and the limited partners in a 99:1 ratio. In addition, beginning in June 1998, the limited partners have the right, under certain circumstances, to request the redemption of their interests in the Sunnyvale Partnership, and the Company may satisfy the redemption request with shares of the Company's common stock or cash.

 LEASE EXPIRATIONS

  The following table shows scheduled lease expirations for all leases for the Properties as of December 31, 1996.

                                        NET RENTABLE CURRENT TOTAL    PERCENT OF
                                        SQUARE FEET  ANNUAL RENTS    CURRENT TOTAL
                              NUMBER OF   SUBJECT    UNDER EXPIRING  ANNUAL  RENTS
                               LEASES   TO EXPIRING    LEASES (2)   REPRESENTED BY
YEAR OF LEASE EXPIRATION (1)  EXPIRING     LEASES    (IN THOUSANDS) EXPIRING LEASES
1997......................         1        148,595     $   525            .64%
1998......................         1         17,725         269            .33%
1999......................         4        548,944       2,675           3.25%
2000......................         8      1,580,706      11,429          13.89%
2001......................         8      1,329,898       5,217           6.34%
2002......................         5      1,002,277       7,376           8.96%
2003......................         6      1,280,777       8,030           9.76%
2004......................        10      2,335,116      12,824          15.58%
2005......................         2        134,500       1,005           1.22%
2006......................         5        824,045       9,090          11.04%
2007 and thereafter.......        26      3,092,682      23,865          28.99%
                                         ----------     -------         ------
  TOTAL...................               12,295,265     $82,305         100.00%
                                         ==========     =======         ======

---------------------
(1) Lease expirations, assuming tenants do not exercise existing renewal, termination or purchase options.
(2) Reflects monthly base rent provided for under the terms of each expiring lease as in effect on December 31, 1996 multiplied by 12 and does not take into account any contractual rent escalations.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the Directors and certain officers of the Company:

       NAME                 AGE                      OFFICE
DIRECTORS AND EXECUTIVE
 OFFICERS
Robert W. Holman, Jr. .....  53 Chairman of the Board of Directors
Mark S. Whiting............  40 President, Chief Executive Officer and Director
Willis Andersen, Jr. ......  65 Director
John G. McDonald...........  59 Director
Robert S. Morris...........  42 Director
Stephen B. Oresman.........  64 Director
Jay H. Shidler.............  50 Director
A. William Stein...........  43 Executive Vice President and Chief Financial
                                 Officer
Gary P. Lyon...............  36 Executive Vice President and Chief Acquisitions
                                 Officer
Jo Ann Chitty..............  36 Senior Vice President, Asset Management
OTHER SENIOR OFFICERS
James H. Ida...............  51 Senior Vice President, Acquisitions
Elisa F. DiTommaso.........  34 Vice President, Capital Markets
Geoffrey M. Dugan..........  44 Vice President, Administration and General
                                 Counsel
Dawn D. Hinson.............  36 Vice President, Asset Management
Debra H. Paul..............  39 Vice President and Controller
James A. Pierre............  35 Vice President, Asset Management
David J. Yeager............  39 Vice President, Acquisitions

 DIRECTORS AND EXECUTIVE OFFICERS

  ROBERT W. HOLMAN, JR. Mr. Holman was Co-Chairman of the Board of Directors and Chief Executive Officer of the Company from its formation until May 22, 1996, when he became Chairman of the Board. He was a co-founder and Chairman and the Chief Executive Officer of Holman/Shidler Capital Corporation ("HSCC") and, since 1986, has overseen the evaluation, structuring and closing of acquisitions of over 250 properties in 40 states and in Canada. Prior to founding HSCC, Mr. Holman acquired and managed an investment portfolio of real estate and corporate assets in Hawaii. For over 14 years, he managed the U.S. real estate portfolio of Australia's largest merchant bank, Partnership Pacific Bank, owned by Bank of Tokyo, Bank of America and Westpac, and was corporate treasurer and a director of Watkins Pacific, Inc., a public company. He also directed the State of Hawaii's revitalization of the Honolulu waterfront. An Economics graduate of the University of California at Berkeley, Mr. Holman received his M.A. degree in Economics and Planning from Lancaster University in England and was a Loeb Fellow at Harvard University.

  MARK S. WHITING. Mr. Whiting has been President of the Company since its formation and has been a Director since May 1993. Mr. Whiting became Chief Executive Officer of the Company on May 22, 1996. Prior thereto, Mr. Whiting was the Company's Chief Operating Officer. He joined The Shidler Group in 1987 where he directed its acquisition activities and managed the operation of over 250 properties in 40 states and in Canada. Prior to joining The Shidler Group and HSCC, Mr. Whiting was Manager/Resort Development for Wailea Development Company, Inc. in Hawaii. Prior to that, Mr. Whiting served as a Corporate Financial and Operations Analyst for Alexander & Baldwin, Inc., in Hawaii. Before that, he was a Vice President of Trans-Pacific Realty, Inc., a real estate brokerage and investment firm located in Hawaii. Mr. Whiting holds a Bachelor of Arts degree from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

  WILLIS ANDERSEN, JR., CRE. Mr. Andersen became a Director of the Company in June 1993. He is a real estate and REIT industry consultant with over 35 years of experience as an advisor, financial consultant and principal in the real estate industry. Mr. Andersen currently specializes in advisory work for publicly traded real estate companies, focusing specifically on REITs. Mr. Andersen's real estate career has involved work with Allied Properties Inc. of San Francisco; Bankoh Advisory Corp. of Honolulu; RAMPAC and ICM Property Investors, Inc., NYSE-listed REITs; and Bedford Properties, Inc., a commercial property investment and development firm. He is an active member of the American Society of Real Estate Counselors and NAREIT, and is a former Governor and Past President (1980-81) of NAREIT.

  JOHN G. MCDONALD. Professor McDonald became a Director of the Company in June 1993. He is a Professor of Finance in the Graduate School of Business at Stanford University, where he has taught since 1968. Professor McDonald has taught M.B.A. courses and executive programs in two broad subject areas, investment management and corporate financial management, both with a global perspective. He currently serves on the Boards of Directors of Scholastic Corporation, Varian Associates, Inc., Investment Company of America, Income Fund of America, Growth Fund of America, New Perspective Fund, EuroPacific Growth Fund, Emerging Markets Growth Fund, Inc. and American Balanced Fund.

  ROBERT S. MORRIS. Mr. Morris became a Director of the Company in June 1993. He is the founder and managing partner of Olympus Private Placement Fund, L.P. and Olympus Growth Fund, L.P. Mr. Morris is currently a director of Master Protection Holdings, Inc., Tempest Reinsurance Co. Ltd. and Nebraska Book Company, Inc. Prior to founding Olympus Private Placement Fund, L.P. in 1988, Mr. Morris was Senior Vice President of General Electric Investment Corporation where he established that company's Private Placements division in 1983 and subsequently managed and enlarged the portfolio to over $1.8 billion. From 1977 to 1982, Mr. Morris held management positions in various General Electric manufacturing and financial services businesses.

  STEPHEN B. ORESMAN. Mr. Oresman became a Director of the Company in June 1993. He has been the owner and President of Saltash, Ltd., a management consulting firm, since 1991. He was a partner and Vice President of The Canaan Group consulting firm from 1988 to 1991. Mr. Oresman's early career included ten years in the manufacturing sector, first with Bausch & Lomb, Inc. in Rochester, New York, and later with Interlake Steel Corp. in Chicago. Subsequently, Mr. Oresman joined Booz-Allen Hamilton, Inc., where he spent 19 years, including ten years as managing officer of the firm's Eastern Region and five years as Chairman of Booz-Allen Hamilton International, guiding the firm's activities outside of the U.S. Mr. Oresman later joined the advertising agency BBDO International, as President of the firm's independent marketing companies. Mr. Oresman is a member of the Boards of Directors of Cleveland Cliffs, Inc., Grossman's, Inc. and Technology Solutions Company. Mr. Oresman is a graduate of Amherst College and the Harvard Business School.

  JAY H. SHIDLER. Mr. Shidler has been a member of the Board of Directors since the formation of the Company in March 1993 and was Co-Chairman until May 1996. He is the founder and Managing Partner of The Shidler Group and was a co-founder of HSCC and in these capacities has been responsible for the overall investment strategies and policies of these entities. A nationally acknowledged innovator in the field of real estate investment, Mr. Shidler has over 20 years of experience in real estate investment and has acquired and managed properties involving over $2 billion in aggregate value. Since 1970, Mr. Shidler has been directly involved in the acquisition and management of over 500 properties in 40 states and in Canada. Mr. Shidler holds a Bachelor's degree in Business Administration from the University of Hawaii. Mr. Shidler is co-founder and Chairman of the Board of First Industrial Realty Trust, Inc., a NYSE-listed REIT. He also serves on the boards of directors of several private companies and is active as a trustee of several charitable and cultural organizations.

  A. WILLIAM STEIN. Mr. Stein has been Executive Vice President and Chief Financial Officer since April 1996. He is responsible for the Company's financial management and policies, compliance, credit policy, human resources and general administration. Mr. Stein also serves as the Company's Secretary and Treasurer. Between October 1995 and April 1996, Mr. Stein was Senior Vice President, Capital Markets of the Company. Prior to joining TriNet, Mr. Stein held a number of positions with Westinghouse Electric Corporation in Pittsburgh, Pennsylvania, including Assistant Treasurer and Director--Banking. In addition, Mr. Stein was a Vice President at Westinghouse Financial Services, with responsibilities for structured finance, capital markets and real estate sale/leaseback investments. Previously, he was Treasurer of Duquesne Light Company in Pittsburgh and practiced law both as a securities and finance lawyer and as a trial lawyer. Mr. Stein holds a Bachelor of Arts degree in Classics from Princeton University, a J.D. from the University of Pittsburgh and an M.S. in Industrial Administration from Carnegie Mellon University. Mr. Stein is a member of the Pennsylvania Bar and the Florida Bar.

  GARY P. LYON. Mr. Lyon has been Executive Vice President and Chief Acquisitions Officer since April 1996. Mr. Lyon's responsibilities include directing all of the Company's real estate acquisition functions. Between June 1993 and April 1996, Mr. Lyon served as a Senior Vice President of the Company with responsibility for acquisitions within the Midwest and the Northeast. Prior to joining The Shidler Group and HSCC in 1987, Mr. Lyon worked for J.P. Morgan & Co., Inc. and Goldman, Sachs & Co. Mr. Lyon received his Bachelor of Arts degree in Economics from Duke University and his M.B.A. in International Business from The Wharton School.

  JO ANN CHITTY. Ms. Chitty has been Senior Vice President, Asset Management of the Company since its formation. She is responsible for the asset management functions of the Company including property disposition, lease compliance and acquisition underwriting. Prior to her employment with the Company, Ms. Chitty was the Vice President, Asset Management for HSCC. Ms. Chitty holds her M.B.A. from Jacksonville University.

 OTHER SENIOR OFFICERS

  JAMES H. IDA. Mr. Ida has been Senior Vice President, Acquisitions since April 1996. He oversees evaluation, structuring and closing of acquisitions in the western United States. Prior to joining TriNet, Mr. Ida was a director in GE Capital Investment Advisors' investment group and was responsible for originating, negotiating and underwriting real estate equity and debt investments on behalf of pension fund clients throughout the United States. Mr. Ida was also with the three predecessor companies of GE Capital. Before that, Mr. Ida held senior acquisition executive positions at Krupp Realty and Development, Essex Property Corporation and Landsing Property Corporation. Mr. Ida holds a Bachelor of Science degree in Economics and an M.B.A. with an emphasis in finance and real estate, both from the University of California at Berkeley.

  ELISA F. DITOMMASO. Ms. DiTommaso has been Vice President, Capital Markets, since June 1996. She is responsible for corporate and project finance, banking and bank relations, risk management, financial planning, rating agency relations and credit evaluation. Prior to joining TriNet, Ms. DiTommaso was responsible for certain capital markets activities for Westinghouse Electric Corporation and held several positions with Westinghouse Financial Services in real estate, capital markets and structured finance. Ms. DiTommaso also has five years of public accounting experience with Price Waterhouse and is a C.P.A. She received her Bachelor of Science degree from The Pennsylvania State University.

  GEOFFREY M. DUGAN. Mr. Dugan has been Vice President, Administration and General Counsel since January 1, 1997. Mr. Dugan is responsible for the Company's legal matters, including compliance with applicable laws and regulations and oversight of outside legal counsel engaged by the Company. His responsibilities also include administration of the Company's human resources and employee benefit functions and general administration of the Company's San Francisco headquarters. Prior to joining the Company, Mr. Dugan was a partner in the San Francisco law firm of Landels Ripley & Diamond, LLP, where his practice emphasized corporate finance, securities and commercial transactions for real estate investment trusts and other business entities. Mr. Dugan holds a Bachelor of Arts degree from Harvard College and a J.D. from Georgetown University Law Center and is a member of the New York Bar and the State Bar of California.

  DAWN D. HINSON. Ms. Hinson has been Vice President, Asset Management since November 1994. She is responsible for overseeing the leasing, budgeting, due diligence and property management for the Company's properties located in the eastern half of the United States. Prior to joining TriNet, Ms. Hinson was employed by Regency Realty Corporation, a southeastern office and retail REIT, as a general manager responsible for property management and lease administration. Ms. Hinson holds a Bachelor of Science degree in Management from Clemson University and has C.P.M. designation from the Institute of Real Estate Management.

  DEBRA H. PAUL. Ms. Paul joined the Company as Vice President and Controller in 1994. She is responsible for managing the Company's accounting functions, including internal/external reporting, cash management, tax compliance, budgeting and information systems. Prior to joining TriNet, Ms. Paul was Vice President/Controller of Meridian Point Properties, Inc., a group of seven publicly-traded REITs. A C.P.A., she received a Bachelor of Science degree from California State University, Fresno.

  JAMES A PIERRE. Mr. Pierre joined the Company as Vice President, Asset Management in August 1996. He is responsible for asset management of the Company's properties located in the western half of the United States. Prior to joining TriNet, Mr. Pierre was a vice president at GE Capital Investment Advisors, where he was responsible for the management, leasing and strategic planning of two real estate portfolios owned by pension fund clients. Prior to joining GE, Mr. Pierre was a portfolio manager at The RREEF Funds, overseeing the management and leasing for three institutional real estate portfolios. Mr. Pierre holds a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara.

  DAVID J. YEAGER. Mr. Yeager has been Vice President, Acquisitions since August 1996. He is responsible for TriNet's acquisition activities in the southeastern United States and also provides in-house real estate development expertise for the Company's build-to-suit opportunities. Prior to joining TriNet, Mr. Yeager was a vice president with Radnor Advisors, Inc., a real estate investment consulting and development firm where he was responsible for the development of corporate real estate facilities, corporate advisory services and acquisition activities. Before that, Mr. Yeager was Director of Real Estate for the Linpro Company, a national developer, and began his real estate career with IBM as Real Estate Administrator. Mr. Yeager received a Bachelor of Fine Arts and Bachelor of Landscape Architecture from The Rhode Island School of Design and a Master of Urban Design and Planning from Harvard University.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (each, an "Underwriter" and together, the "Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the number of shares of Common Stock set forth below opposite their respective names at the offering price less the underwriting discounts set forth on the cover of this Prospectus Supplement.

                                                                      NUMBER OF
  UNDERWRITER                                                          SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation..............
    Goldman, Sachs & Co..............................................
    Merrill Lynch, Pierce, Fenner & Smith
             Incorporated ...........................................
    J.P. Morgan Securities Inc. .....................................
    Smith Barney Inc. ...............................................
                                                                      ---------
      Total.......................................................... 6,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of shares of Common Stock are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any such shares of Common Stock are taken.

  The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such
price, less a concession not in excess of $   per share of Common Stock. The
Underwriters may allow, and such dealers may re-allow, a concession of not in
excess of $    per share of Common Stock on sales to certain other dealers.
After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus Supplement, to purchase up to an additional 900,000 shares of Common Stock at the same price per share of Common Stock as the Company receives for the shares of Common Stock that the Underwriters have agreed to purchase.

  To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock shown in the above table, and the Company will be obligated, pursuant to the option, to sell such shares of Common Stock to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional 900,000 shares of Common Stock on the same terms as those on which the shares of Common Stock are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Certain of the Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, various investment banking and commercial banking services for the Company, for which customary compensation has been received. Morgan Guaranty Trust Company of New York ("MGT") is the agent and lead lender under the Acquisition Facility and will receive 12.5% of the net proceeds of the Offering applied to the repayment of borrowings under the Acquisition Facility (see "Use of Proceeds"). MGT is an affiliate of J.P. Morgan Securities Inc. Additionally, an affiliate of Goldman, Sachs & Co. is the owner of the 222,267 square foot office/research and development building leased to IBM in Dallas, Texas referred to under "Prospectus Supplement Summary--Recent Developments--Pending Acquisitions."

  The Company, its executive officers and certain Directors have agreed, with certain exceptions, that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register the sale of, sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of Common Stock, for a period of 90 days after the date of the Underwriting Agreement.

                                 LEGAL MATTERS

  Certain legal matters, including the legality of the Common Stock being offered hereby, are being passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to the Offering are being passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel will rely as to all matters of Maryland law on the opinion of Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

PROSPECTUS

                                 $400,000,000

                      TRINET CORPORATE REALTY TRUST, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK

                               ---------------

  TriNet Corporate Realty Trust, Inc. ("TriNet" or the "Company") may offer from time to time in one or more series (i) its unsecured debt securities ("Debt Securities"), (ii) shares of its preferred stock, $.01 par value per share ("Preferred Stock") and (iii) shares of its common stock, $.01 par value per share ("Common Stock"), with an aggregate public offering price of up to $400,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

  The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Common Stock or Preferred Stock, covenants and any initial public offering price; (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the Company's Amended and Restated Articles of Incorporation, as amended or otherwise appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

  The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ---------------

                The date of this Prospectus is January 9, 1997.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission's World-Wide Web Site, http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock are listed on the New York Stock Exchange (the "NYSE"), and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995,
(ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, (iii) the Company's Current Report on Form 8-K dated March 25, 1996, (iv) the Company's Current Report on Form 8-K dated April 12, 1996, as amended by the Company's Current Report on Form 8-K/A dated May 2, 1996, (v) the Company's Current Report on Form 8-K dated May 10, 1996, (vi) the Company's Current Report on Form 8-K dated May 21, 1996,
(vii) the Company's Current Report on Form 8-K dated May 24, 1996, (viii) the Company's Registration Statement on Form 8-A dated June 12, 1996, as amended by the Company's Registration Statement on Form 8-A/A dated June 28, 1996,
(ix) the Company's Current Report on Form 8-K dated June 28, 1996, (x) the Company's Current Report on Form 8-K dated July 17, 1996, as amended by the Company's Current Report on Form 8- K/A dated August 7, 1996, (xi) the Company's Registration Statement on Form 8-A dated August 6, 1996, as amended by the Company's Registration Statement on Form 8-A/A dated August 9, 1996,
(xii) the Company's Current Report on Form 8-K dated August 14, 1996, (xiii) the Company's Current Report on Form 8-K dated December 26, 1996 and (xiv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated April 1, 1993.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to A. William Stein, Chief Financial Officer, TriNet Corporate Realty Trust, Inc., Four Embarcadero Center, Suite 3150, San Francisco, California 94111, telephone (415) 391-4300.

  Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

                                  THE COMPANY

GENERAL

  TriNet Corporate Realty Trust, Inc. is real estate investment trust (a "REIT") which acquires, owns and manages predominantly office and industrial properties net leased to corporations nationwide, including corporate headquarters and strategically important distribution facilities. Under a net lease, the tenant is responsible for obligations such as taxes, repairs and insurance, which would otherwise be the responsibility of the landlord. Based on total market capitalization, the Company is one of the largest publicly traded REITs in the United States engaged exclusively in the corporate net leased real estate business. As of December 27, 1996, TriNet's portfolio consists of 77 properties (the "Properties"), which are predominantly single-tenant industrial and office buildings located throughout the United States. The Properties are 100% net leased pursuant to leases with an average remaining term (excluding extension options) of approximately 9.5 years when lease terms are weighted according to contractual rent revenues. TriNet is a self-administered and self-managed REIT.

  The Company was incorporated under the laws of the State of Maryland on March 4, 1993. The Company's principal executive offices are located at Four Embarcadero Center, Suite 3150, San Francisco, California 94111, and its telephone number is (415) 391-4300. The Company also maintains regional offices in Florida and Pennsylvania.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities for general corporate purposes, which may include the acquisition of additional properties, the repayment of outstanding debt or the improvement of certain properties already in the Company's portfolio.

                 RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 1996 was 2.06x. The Company's historical ratios of earnings to fixed charges for the nine months ended September 30, 1995 and for the years ended December 31, 1995, 1994, 1993 and 1992 were 1.92x, 1.97x, 2.65x, 2.17x and 1.12x, respectively. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges by $532,000.

  The ratios of (i) earnings to fixed charges and (ii) earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges (excluding preferred stock dividends). Fixed charges consist of interest expense and the amortization of debt issuance costs, and with respect to the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividend requirements. For the periods presented, the Company had no capitalized interest.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Debt Securities will be issued under one or more indentures, each dated as of a date prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Indenture and the Subordinated Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the "Indentures." The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities.

  Capitalized terms used herein and not defined shall have the meanings assigned to them in the applicable Indenture.

TERMS

  General. The Debt Securities will be direct, unsecured obligations of the Company. Unless otherwise indicated in the applicable Prospectus Supplement, the indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of Senior Indebtedness of the Company as described under "--Subordination." The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

  Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company or as set forth in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

  Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  The following summaries set forth certain general terms and provisions of the Indentures and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

    (1) The title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

    (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

    (4) If convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

    (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) The place or places where the principal of (and premium or Make-Whole Amount (as defined in the Indenture), if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of the Company;

    (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) Whether the amount of payments of principal of (and premium or Make-Whole Amount, if any, including any amount due upon redemption, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on the yield on or trading price of other securities, including United States Treasury securities, or on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) Whether the principal of (and premium or Make-Whole Amount, if any) or interest on the Debt Securities of the series are to be payable, at the election of the Company or a holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

    (14) Provisions, if any, granting special rights to the holders of Debt Securities of the series upon the occurrence of such events as may be specified;

    (15) Any deletions from, modifications of or additions to the Events of Default (as defined in the Indenture) or covenants of the Company with respect to Debt Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants described herein;

    (16) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

    (17) Whether Debt Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities of the series are to be issuable initially in temporary global form and whether any Debt Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and, if Registered Securities of the series are to be issuable as a Global Security (as defined), the identity of the depository for such series;

    (18) The date as of which any Bearer Securities of the series and any temporary Global Security representing outstanding Debt Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

    (19) The Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Global Security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;

    (20) The applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture to the Debt Securities of the series;

    (21) If the Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

    (22) The obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into Common Stock or Preferred Stock, as the case may be, and the terms and conditions upon which such conversion shall be effected (including, without limitation, the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price and any requirements relative to the reservation of such shares for purposes of conversion); and

    (23) Any other terms of the series (which terms shall not be inconsistent with the provisions of the Indenture under which the Debt Securities are issued).

  If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security in registered form ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. Every Debt Security in registered form surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the selection of any Debt Securities for redemption and ending at the close of business on the day of mailing of the notice of redemption; (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

  Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, the Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable in registered form, the Company will be required to maintain at least one paying agent in each place of payment for such series and if Debt Securities of a series are issuable in bearer form, the Company will be required to maintain at least one paying agent in a place of payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indentures will provide that the Company may, without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and assumes the Company's obligations to pay principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in such Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under such Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

  The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities that are not described in this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, Senior Debt Securities will include the following covenants of the
Company:

  Existence. Except as permitted under "--Merger, Consolidation or Sale of Assets," the Indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by articles of incorporation, by-laws and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

  Maintenance of Properties. The Indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

  Insurance. The Indentures will require the Company to cause each of its and its subsidiaries' insurable properties to be insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service.

  Payment of Taxes and Other Claims. The Indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Unless otherwise provided in the applicable Prospectus Supplement, each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default in the payment of any interest on any Debt Security of such series when such interest becomes due and payable that continues for a period of 30 days; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series when due and payable; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance, or breach, of any other covenant or warranty of the Company in the applicable Indenture with respect to the Debt Securities of such series and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $25,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice to the Company as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

  If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any), with respect to Debt Securities of such series have been cured or waived as provided in such Indenture. The Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

  The Indentures will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

  The Indentures will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities at the respective due dates or redemption dates thereof.

  The Indentures will provide that, subject to provisions in each Indenture relating to its duties in case of default, a Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

  Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

  Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium or Make-Whole Amount, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; (f) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (g) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debt Securities of any series then outstanding; or (h) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

  The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the applicable Indenture.

  Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under such Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Debt Securities;
(g) to establish the form or terms of Debt Securities of any series; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee;
(i) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture; or (j) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the outstanding Debt Securities of any series.

  The Indentures will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above),
(c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant such Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

  The Indentures will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, the Indentures will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

CERTAIN DEFINITIONS

  "Indebtedness" means, with respect to any person, (a) any obligation of such person to pay the principal of, premium, if any, interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees, expenses or other amounts relating to any indebtedness of such person (i) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by notes, debentures or similar instruments (including purchase money obligations) given in connection with the acquisition of any property or assets (other than trade accounts payable for inventory or similar property acquired in the ordinary course of business), including securities, for the payment of which such person is liable, directly or indirectly, or the payment of which is secured by a lien, charge or encumbrance on property or assets of such person, (iii) for goods, materials or services purchased in the ordinary course of business (other than trade accounts payable arising in the ordinary course of business), (iv) with respect to letters of credit or bankers acceptances issued for the account of such person or performance bonds, (v) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture) or (vi) under interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements; (b) any liability of others of the kind described in the preceding clause (a) which such person has guaranteed or which is otherwise its legal liability; and (c) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) or (b).

  "Senior Indebtedness" means Indebtedness of the Company, whether outstanding on the date of issue of any Subordinated Debt Securities or thereafter created, incurred, assumed or guaranteed by the Company, other than the following: (a) any Indebtedness as to which, in the instrument evidencing such Indebtedness or pursuant to which such Indebtedness was issued, it is expressly provided that such Indebtedness is subordinate in right of payment to all indebtedness of the Company not expressly subordinated to such Indebtedness; (b) any Indebtedness which by its terms refers explicitly to the Subordinated Debt Securities and states that such Indebtedness shall not be senior, shall be pari passu or shall be subordinated in right of payment to the Subordinated Debt Securities; and (c) with respect to any series of Subordinated Debt Securities, any Indebtedness of the Company evidenced by Subordinated Debt Securities of the same or of another series. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include: (x) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, materials and services purchased in the ordinary course of business or (y) Indebtedness of the Company to a subsidiary of the Company.

SUBORDINATION

  Unless otherwise provided in the applicable Prospectus Supplement, Subordinated Debt Securities will be subject to the following subordination provisions.

  The payment of the principal of, interest on, or any other amounts due on, the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Company. No payment on account of the principal of, redemption of, interest on or any other amounts due on the Subordinated Debt Securities and no redemption, purchase or other acquisition of the Subordinated Debt Securities may be made, unless (a) full payment in cash of amounts then due for principal, sinking funds, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees and expenses, and of all other amounts then due on all Senior Indebtedness shall have been made or duly provided for pursuant to the terms of the instrument governing such Senior Indebtedness, and (b) at the time of, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Indebtedness or any agreement pursuant to which any Senior Indebtedness has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Indebtedness being declared due and payable and not rescinded. In addition, the Subordinated Indenture provides that, if holders of any Senior Indebtedness notify the Company and the Subordinated Trustee that a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, no payment on account of principal, sinking fund or other redemption, interest or any other amounts due on the Subordinated Debt Securities and no purchase, redemption or other acquisition of the Subordinated Debt Securities will be made for the period (the "Payment Blockage Period") commencing on the date such notice is received and ending on the earlier of (i) the date on which such event of default shall have been cured or waived or (ii) 180 days from the date such notice is received. Notwithstanding the foregoing, only one payment blockage notice with respect to the same event of default or any other events of default existing and known to the person giving such notice at the time of such notice on the same issue of Senior Indebtedness may be given during any period of 360 consecutive days. No new Payment Blockage Period may be commenced by the holders of Senior Indebtedness during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Period have been cured or waived. Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full in cash before the holders of the Subordinated Debt Securities are entitled to any payments whatsoever.

  The Subordinated Indenture does not restrict the amount of Senior Indebtedness or other indebtedness of the Company or any Subsidiary. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Subordinated Debt Securities may recover ratably less than general creditors of the Company.

  If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  The Indentures will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, and to hold moneys for payment in trust) ("defeasance") or
(b) to be released from certain obligations with respect to such Debt Securities under the applicable Indenture (including the restrictions described under "--Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium or Make-Whole Amount, if any) and interest.

  "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "--Events of Default, Notice and Waiver" with respect to specified sections of an Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into shares of Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK-ENTRY SYSTEM

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depositor to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants.

  The Company expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any Global Security with respect to which DTC is the Depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Debt Securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Beneficial owners of Debt Securities evidenced by a Global Security will not be considered the owners or holders thereof under the applicable Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Security with respect to which DTC is the Depository must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a holder under the applicable Indenture. The Company understands that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

  Payments of principal of, any premium or Make-Whole Amount and any interest on individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to or at the direction of the Depository or its nominee, as the case may be, as the registered owner of the Global Security under the applicable Indenture. Under the terms of the applicable Indenture, the Company and the Trustee may treat the persons in whose name Debt Securities, including a Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debt Securities (including principal, premium or Make-Whole Amount, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such Participants. Redemption notices with respect to any Debt Securities represented by a Global Security will be sent to the Depository or its nominee. If less than all of the Debt Securities of any series are to be redeemed, the Company expects the Depository to determine the amount of the interest of each Participant in such Debt Securities to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining any records with respect thereto.

  Neither the Company nor the Trustee will be liable for any delay by the holders of a Global Security or the Depository in identifying the beneficial owners of Debt Securities and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Security or the Depository for all purposes. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

  The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

PAYMENT AND PAYING AGENTS

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

  All moneys paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium, Make-Whole Amount or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium, Make-Whole Amount or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof.

                        DESCRIPTION OF PREFERRED STOCK

  The description of the Company's preferred stock, par value $.01 per share ("Preferred Stock"), set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation, as amended by Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock (Series A) and by Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock (Series B) (the "Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws").

GENERAL

  Under the Articles of Incorporation, the Company has authority to issue 10 million shares of Preferred Stock, 3,300,000 shares of which were issued and outstanding as of December 27, 1996. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law ("MGCL") and the Company's Articles of Incorporation to fix for each series, subject to the provisions of the Company's Articles of Incorporation regarding excess stock, $.01 par value per share ("Excess Stock"), the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

TERMS

  The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

  Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

    (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

    (12) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

  Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non- cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

  If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner determined by the Company.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

  Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON OWNERSHIP

  For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

  The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

  The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

GENERAL

  Under the Articles of Incorporation, the Company has authority to issue 40 million shares of Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At December 27, 1996, the Company had outstanding 13,966,667 shares of Common Stock.

TERMS

  Subject to the preferential rights of any other shares or series of stock and to the provisions of the Company's Articles of Incorporation regarding Excess Stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

  Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

  Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

  The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

  Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

RESTRICTIONS ON OWNERSHIP

  For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock will be set forth in the applicable Prospectus Supplement.

                  RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

  For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To ensure that the Company remains a qualified REIT, the Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.3% (the "Ownership Limit") of the Company's capital stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

  Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any individual whose ownership of the capital stock exchanged into such Excess Stock would be permitted under the Ownership Limit, at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged in Excess Stock. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be exchanged for capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

  In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder for the lesser of the price paid for the capital stock by the original transferee-stockholder or the market price (as determined in the manner set forth in the Articles of Incorporation) of the capital stock on the date the Company exercises its option to purchase. The 90-day period begins on the date on which the Company receives written notice of the transfer or other event resulting in the exchange of capital stock for Excess Stock.

  Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

  This ownership limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The Company believes it has operated, and the Company intends to continue to operate, in such manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

  The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

  Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

  In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's Securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Securities.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale by or through them, and may also sell Securities directly to one or more institutional or other purchasers, through agents or through any combination of these methods of sale. Any such underwriter, dealer or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commission allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  Each series of Debt Securities or Preferred Stock will be a new issue with no established trading market. The Company may elect to list any series of Debt Securities or Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

  Underwriters, dealers and agents and their associates may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount no less than, and the aggregate principal amounts of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by the Contracts. If in conjunction with the sale of Debt Securities to institutions under Contracts, Debt Securities are also being sold to the public, the consummation of the sale under the Contracts shall occur simultaneously with the consummation of the sale to the public. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

  In order to comply with the securities laws of certain states and other jurisdictions, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or other jurisdiction or an exemption from the registration or qualification requirement is available and is complied with.

  Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                 LEGAL MATTERS

  Certain legal matters, including the legality of the Securities, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements and schedules thereto incorporated by reference in this Prospectus or elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand L.L.P., independent accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

[Pictures of the following properties of TriNet Corporate Realty Trust, Inc.:
Lucent Technologies Inc., Olympus America Inc., Microsoft Corporation, AT&T Capital Corporation, Nissan Motor Acceptance Corporation and Lever Brothers Company]

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRIT-ERS. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............................................  S-3
Risk Factors...............................................................  S-9
Price Range of Common Stock and Distributions.............................. S-13
Use of Proceeds............................................................ S-13
Capitalization............................................................. S-14
The Company................................................................ S-15
The Properties............................................................. S-18
Management................................................................. S-21
Underwriting............................................................... S-25
Legal Matters.............................................................. S-26
                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratios of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends.....................................    4
Description of Debt Securities.............................................    4
Description of Preferred Stock.............................................   18
Description of Common Stock................................................   23
Restrictions on Transfers of Capital Stock.................................   25
Federal Income Tax Considerations..........................................   26
Plan of Distribution.......................................................   26
Legal Matters..............................................................   27
Experts....................................................................   28

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                               6,000,000 SHARES

                                     LOGO

                            TRINET CORPORATE REALTY
                                  TRUST, INC.

                                 COMMON STOCK

                      ----------------------------------

                             PROSPECTUS SUPPLEMENT

                      ----------------------------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                               SMITH BARNEY INC.


                                        , 1997

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